Exhibit 4.32

English Translation

Equity Transfer and Registered Capital Increase Agreement

In relation to

Shanghai Yuanbo Education Information and Consulting Corporation Ltd.

By and Among

Noah Education Technology (Shenzhen) Co., Ltd.

And

Shanghai Yuanbo Education Information and Consulting Corporation Ltd.

And

Li Cao and Rongda Liu

This Equity Transfer and Registered Capital Increase Agreement (this “Agreement”) is executed by the following parties on April 13, 2011.

Noah Educational Technology (Shenzhen) Co., Ltd. (“Noah”)

Registered Address: B1002, Tian’an Cyber Park Building, Chegong Temple, Futian District, Shenzhen

Shanghai Yuanbo Education Information and Consulting Corporation Ltd. (“Yuanbo Education”)

Registered Address: Room 2034, Block 1, 600 Meiyu Road, Nanxiang Town, Jiading District, Shanghai

Cao, Li

Address: Room 502, Block 6, Green Town, Jiaxing City

ID Card No.: 33010619701120006X

Liu, Rongda

Address: 3/F, No. 5, Alley 6, Lane 329, Section 1, Dunhua South Road, Taipei City, Taiwan Province

ID Card No.: 02508398

Li Cao and Rongda Liu are collectively referred to as the “Original Shareholders”.

WHEREAS:

1. Prior to the execution of this Agreement, Yuanbo Education has obtained the requisite shareholder approvals and met the requirements for the equity transfer and registered capital increase contemplated hereunder in accordance with the relevant laws and regulations including the Company Law of the People’s Republic of China and the Articles of Association of Equity Joint Venture Shanghai Yuanbo Education Information and Consulting Corporation Ltd (the “Company Articles”).

2. Prior to the execution of this Agreement, the Original Shareholders have issued the requisite written notifications in relation to the equity transfer contemplated hereunder, and have met the requirements for transferring their equity interests to the third parties in accordance with the relevant laws and regulations including the Company Law of the People’s Republic of China and the Company Articles.

3. Noah is a limited liability company established in accordance with the Foreign Enterprises Law of the People’s Republic of China and the relevant laws and regulations on March 29, 2006, with a registered capital of US$33 million.

On a fair basis with the aim of mutual benefits, Noah, Yuanbo Education and the Original Shareholders hereby execute this Agreement in accordance with the relevant laws and regulations including the Company Law of the People’s Republic of China and the Company Articles.

Article 1 Equity Transfer and Registered Capital Increase

1.1. After this Agreement is executed, subject to the other provisions on price adjustments, the Original Shareholders shall transfer its 67.2% equity interest in Yuanbo Education to Noah at a consideration of RMB5.24 million. After the equity transfer, Noah and the Original Shareholders shall hold 67.2% and 32.8% equity interest in Yuanbo Education, respectively. Of the Original Shareholders, Li Cao and Rongda Liu shall hold 16.4% and 16.4% equity interest in Yuanbo Education, respectively.

1.2 Simultaneously with the equity transfer contemplated under Clause 1.1 hereof, Noah agrees to purchase additional equity interest in Yuanbo Education at a consideration of RMB50million, of which RMB2.56 million will become the new registered capital of Yuanbo Education, and RMB47.44 million will become the new capital reserve of Yuanbo Education.

1.3 Upon completion of the equity transfer set forth in Clause 1.1 hereof and the capital increase set forth in Clause 1.2, the registered capital of Yuanbo Education shall be RMB6.56 million. Changes in the shareholders’ contribution to the registered capital, in absolute value and in proportion, are set forth in the following table::

Shareholder	Upon completion of registration of the equity transfer and capital increase with the State Administration for Industry and Commerce	Contribution to the registered capital by each shareholder
Noah	80%	524.8
Li Cao	10%	65.6
Rongda Liu	10%	65.6
Total	100%	656

1.4 Yuanbo Education agrees to the above-said capital increase.

1.5 The Original Shareholders agree to the above-said equity transfer, and agree not to exercise their right of first refusal. In addition, the Original Shareholders agree to the above-said capital increase, and agree not to exercise their right of first refusal.

1.6. The Original Shareholders and the Yuanbo Education guarantee to Noah that there exist no third party rights or other encumbrances on the equity to be transferred hereunder, and no disputes or litigation has been brought in relation to that equity interest.

1.7 Upon completion of this equity transfer and the capital increase, Noah becomes a shareholder of Yuanbo Education entitled to shareholder rights and subject to shareholder obligations.

Article 2 Payment of consideration for equity transfer and capital increase

2.1 Noah shall pay the increased capital to the designated accounts for registered capital and capital reserve and provide the payment proof to Yuanbo Education by fax.

2.2. The consideration for the equity transfer shall be paid in two installments, of which the first installment (RMB37.4 million) will be due within five business days from the Completion Date of the registration of this equity transfer and capital increase with the department in charge of industrial and commercial administration. Noah shall pay the first installment into the account designated by the Original Shareholders in accordance with the conditions agreed upon the parties, and it shall provide the payment proof to the Designated Party. The second installment (RMB15 million) shall be due after the first installment has been fully paid. Noah shall pay the second installment into the account designated by the Designated Party in accordance with the conditions agreed upon by the parties, and it shall provide the payment proof to the Designated Party.

Article 3 Breach of contract

3.1 Upon execution of this Agreement, any party that fails to perform in whole or in part its obligations under this Agreement shall be in breach of contract. The breaching party shall be liable for damages to the innocent parties.

3.2 In case of any breach of contract, the innocent party shall be entitled to affirm this Agreement.

Article 4 Governing jurisdiction and dispute resolution

4.1 This Agreement is subject to the law of the People’s Republic of China.

4.2 Any dispute arising from or relating to the performance of this Agreement shall first be resolved through friendly negotiation between the parties, failing which shall be resolved through arbitration proceedings at China International Economic and Trade Arbitration Commission, South China Sub-Commission.

Article 5 Effectiveness of this Agreement and Miscellaneous

5.1 This Agreement shall become effective upon the signature and impression of seals on this Agreement.

5.2 This Agreement is executed in five counterparts. Each party shall keep one copy and the remaining copy shall be used for registration of amendment to company record with the relevant government authority.

Noah Education Technology (Shenzhen) Co., Ltd.

/s/ Jerry He

[Company seal of Noah Education Technology (Shenzhen) Co., Ltd. is affixed]

Shanghai Yuanbo Education Information and Consulting Corporation, Ltd.

/s/ Li Cao

[Company seal of Shanghai Yuanbo Education Information and Consulting Corporation, Ltd. is affixed]

Li Cao

/s/ Li Cao

Rongda Liu

/s/ Rongda Liu

Date and place of execution: April 13, 2011 in Shenzhen